FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Update on US regulatory decision for Farxiga

15 July 2019 07:00 BST

Update on US regulatory decision for Farxiga in type-1 diabetes

AstraZeneca today announced that the US Food and Drug Administration (FDA) has issued a complete response letter regarding the supplemental New Drug Application for Farxiga(dapagliflozin) as an adjunct treatment to insulin to improve glycaemic control in adult patients with type-1 diabetes (T1D), when insulin alone does not provide adequate glycaemic control.

AstraZeneca will work closely with the FDA to discuss the next steps.

Farxiga was recently approved in Europe (5mg) and Japan (5mg, potential up-titration to 10mg) under the name Forxiga, as an adjunct to insulin in adults with T1D.

About Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily selective inhibitor of SGLT2 indicated as both monotherapy and as part of combination therapy to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction, as an adjunct to diet and exercise in adults with T2D. Farxiga has a robust clinical trial programme of more than 35 completed and ongoing Phase IIb/III trials with over 35,000 patients, as well as more than 1.8 million patient-years' experience.

About DEPICT
The DEPICT (Dapagliflozin Evaluation in Patients with Inadequately Controlled Type-1 diabetes) clinical trial programme consists of two clinical trials, DEPICT-1 (NCT02268214) and DEPICT-2 (NCT02460978), which are 24-week, randomised, double-blinded, parallel-controlled trials designed to assess the effects of Farxiga 5mg or 10mg on glycaemic control in patients with T1D, inadequately controlled by insulin. All patients were evaluated at week 24 and after a 28-week extension (52 weeks in total).

About type-1 diabetes
T1D is a chronic disease in which the pancreas produces little or no insulin. Approximately five per cent of people living with diabetes have type-1. The condition is caused by an autoimmune reaction that destroys the beta cells in the pancreas which produce insulin.1 Different factors, including genetics and some viruses, may contribute to T1D.2

About AstraZeneca in CVRM
Cardiovascular, Renal & Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharma	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma (cardiovascular; metabolism)	+44 203 749 5711
Nick Stone	BioPharma (respiratory; renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate Access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1.   "Diabetes Home." Centers for Disease Control and Prevention, Centers for Disease Control and Prevention, 15 Aug. 2018, www.cdc.gov/diabetes/basics/type1.html.
2.   Type 1 Diabetes." Mayo Clinic, Mayo Foundation for Medical Education and Research, 7 Aug. 2017, www.mayoclinic.org/diseases-conditions/type-1-diabetes/symptoms-causes/syc-20353011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 15 July 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary